LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEX[redacted]

TELEPHONE: (5255) 5540-
FACSIMILE: (5255) 5540-

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

RAIN
DDAH
YADH

CO CITY
PAULO

JOHANNESBURG

02042540

July 4th, 2002 **File Number: 82-4611**

BY HAND

RECD S.E.C.
JUL 9 - 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

SUPPL

Re: Nadro, S.A. de C.V./Rule 12g3-2(b) File Number: **82-4611**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Nadro, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i),(B) and (iii), an English version of the financial report for the First Quarter of 2002, provided to the Mexican Stock Exchange ("BMV");

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Alfredo Romero C.
Alberto Sepúlveda C. (without enclosures)

A

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** Quarter: **1** Year: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**5,161,971**	**100**	**4,458,797**	**100**
2	**CURRENT ASSETS**	**4,513,896**	**87**	**3,826,779**	**86**
3	CASH AND SHORT-TERM INVESTMENTS	517,618	10	209,957	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,025,665	39	1,911,275	43
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,837	0	4,022	0
6	INVENTORIES	1,964,776	38	1,701,525	38
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**909**	**0**	**915**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	909	0	915	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**631,992**	**12**	**615,771**	**14**
13	PROPERTY	480,848	9	452,075	10
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	391,099	8	371,485	8
16	ACCUMULATED DEPRECIATION	273,261	5	249,856	6
17	CONSTRUCTION IN PROGRESS	33,306	1	42,067	1
18	**DEFERRED ASSETS (NET)**	**3,169**	**0**	**3,158**	**0**
19	**OTHER ASSETS**	**12,005**	**0**	**12,174**	**0**
20	**TOTAL LIABILITIES**	**2,810,584**	**100**	**2,287,922**	**100**
21	**CURRENT LIABILITIES**	**1,882,487**	**67**	**1,485,105**	**65**
22	SUPPLIERS	1,807,597	64	1,401,006	61
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	19,035	1	6,776	0
26	OTHER CURRENT LIABILITIES	55,855	2	77,323	3
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**916,092**	**33**	**790,643**	**35**
32	**OTHER LIABILITIES**	**12,005**	**0**	**12,174**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,351,387**	**100**	**2,170,875**	
100					
36	**CONTRIBUTED CAPITAL**	**2,229,836**	**95**	**1,801,744**	**83**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,509,266	64	1,011,428	47
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	719,223	31	788,918	36
39	PREMIUM ON SALES OF SHARES	1,347	0	1,398	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**121,551**	**5**	**369,131**	**17**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,804,908	77	1,907,750	88
43	REPURCHASE FUND OF SHARES	144,111	6	144,736	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,942,530)	(83)	(1,784,348)	(82)
45	NET INCOME FOR THE YEAR	115,062	5	100,993	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**517,618**	**100**	**209,957**	**100**
46	CASH	517,618	100	209,957	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**3,169**	**100**	**3,158**	**100**
48	AMORTIZED OR REDEEMED	3,169	100	3,158	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,882,487**	**100**	**1,485,105**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	1,882,487	100	1,485,105	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**55,855**	**100**	**77,323**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	55,855	100	77,323	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**916,092**	**100**	**790,643**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	916,092	100	790,643	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**12,005**	**100**	**12,174**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	12,005	100	12,174	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,942,530)**	**100**	**(1,784,348)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,942,530)	(100)	(1,784,348)	(100)

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,631,409	2,341,674
73	PENSIONS FUND AND SENIORITY	27,632	26,457
74	EXECUTIVES (*)	62	83
75	EMPLOYERS (*)	1,970	1,870
76	WORKERS (*)	2,161	2,073
77	CIRCULATION SHARES (*)	614,493,380	614,845,680
78	REPURCHASED SHARES (*)	1,102,300	750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,375,400**	**100**	**4,268,064**	**100**
2	COST OF SALES	3,924,477	90	3,866,135	91
3	**GROSS INCOME**	**450,923**	**10**	**401,929**	**9**
4	OPERATING	272,291	6	252,501	6
5	**OPERATING INCOME**	**178,632**	**4**	**149,428**	**4**
6	TOTAL FINANCING	(8,248)	0	(1,025)	0
7	**INCOME AFTER FINANCING COST**	**186,880**	**4**	**150,453**	**4**
8	OTHER FINANCIAL OPERATIONS	(15,950)	0	(4,479)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**202,830**	**5**	**154,932**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	87,768	2	53,939	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**115,062**	**3**	**100,993**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**115,062**	**3**	**100,993**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**115,062**	**3**	**100,993**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**115,062**	**3**	**100,993**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,375,400**	**100**	**4,268,064**	**100**
21	DOMESTIC	4,375,400	100	4,268,064	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(8,248)**	**100**	**(1,025)**	**100**
24	INTEREST PAID	0	0	4,967	485
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	9,780	119	8,592	838
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	1,532	19	2,600	254
8	**OTHER FINANCIAL OPERATIONS**	**(15,950)**	**100**	**(4,479)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(15,950)	(100)	(4,479)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**87,768**	**100**	**53,939**	**100**
32	INCOME TAX	47,430	54	25,444	47
33	DEFERED INCOME TAX	22,620	26	18,185	34
34	WORKERS' PROFIT SHARING	14,536	17	6,980	13
35	DEFERED WORKERS' PROFIT SHARING	3,182	4	3,330	6

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **1** YEAR **2002**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,479,219	5,381,401
37	NET INCOME OF THE YEAR	135,088	72,414
38	NET SALES (**)	16,648,142	15,323,222
39	OPERATION INCOME (**)	539,284	448,202
41	NET CONSOLIDATED INCOME (**)	350,699	287,924

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**115,062**	**100,993**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	37,922	32,737
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**152,984**	**133,730**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(182,601)	(4,596)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(29,617)**	**129,134**
6	CASH FLOW FROM EXTERNAL FINANCING	0	(52,918)
7	CASH FLOW FROM INTERNAL FINANCING	0	76,140
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**0**	**23,222**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(64,223)**	**(139,237)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(93,840)	13,119
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	611,458	196,838
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	517,618	209,957

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**37,922**	**32,737**
13	DEPRECIATION AND AMORTIZATION FOR THE	12,120	11,222
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	25,802	21,515
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(182,601)**	**(4,596)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(17,460)	(47,829)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	817,852	658,432
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	54,374	20
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(1,037,367)	(615,219)
22	+ (-) INCREASE (DECREASE) IN OTHER	0	0
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**(52,918)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	(52,918)
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**76,140**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	76,140
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(64,223)**	**(139,237)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(10,360)	(13,169)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(53,863)	(126,068)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **1** **2002**

NADRO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.63	%	2.37	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	14.91	%	13.26	%
3	NET INCOME TO TOTAL ASSETS (**)	6.79	%	6.46	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.33)	%	(2.57)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	3.23	times	3.44	times
7	NET SALES TO FIXED ASSETS (**)	26.34	times	24.88	times
8	INVENTORIES ROTATION (**)	7.65	times	8.13	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36	days	35	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.25	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.45	%	51.31	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.20	times	1.05	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	30.08	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.92	times	6.70	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.40	times	2.58	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.35	times	1.43	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.61	times	1.67	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.50	%	14.14	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.50	%	3.13	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.17)	%	(0.11)	%
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	0.00	times	26.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	(227.88)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	327.88	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	16.13	%	9.46	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**
NADRO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.57		$ 0.47	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.83		$ 3.53	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.09	times	3.25	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.35	times	24.56	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Nadro
Nadro, S.A. de C.V.

Quarter: 1 Year: 2002

GENERAL DIRECTOR'S REPORT (1)
(Discussion and Analysis by the General Director as to the Financial Condition and Results of the Operation of the Company)

ANNEX 1

Non-consolidated
Final Printing

Comments on First Quarter 2002 Results

Nadro's first quarter 2002 report revealed a significant change in trend results. Revenues increased by 2.5% in real terms year on year due to higher price and volume. Sequential revenue growth declined temporarily due to the postponement of the Pemex tender. However, at this date we are glad to inform that we have resumed distribution of pharmaceutical products to Pemex for another three months, which represents additional sales of Ps$150 million approximately. We will be participating in the next tender which should take place sometime during the third quarter of 2002.

A more suitable commercial strategy and better conditions from suppliers led to an increase in gross profits of 12.2% in real terms, such that the margin is now 10.31%, almost 1.0 percentage point higher than that of the same quarter a year ago.

Operating expenses rose by 7.8%, which has higher than the increase in revenues. However, this was largely due to a change in accounting principles, whereby employee incentives are now registered in the month in which they occur, rather than being charged to a provision affecting the previous accounting period, as was done before. Apart from this item, the other items relating to operating expenses (warehouse, salaries, benefits, transportation, etc.) increased by an amount less than both the increase in sales and the inflation rate of the period.

Other items on the Income Statement reflect Nadro's pristine balance sheet. The Integral Financing Cost was favorable by an amount of Ps$8.0 million, mainly due to interest income generated from the significant increase in cash under management, and even though interest rates dropped dramatically in Mexico. Tax Provision was significantly higher because of an expected increase in the Tax Profit, due to the greater level of activity of the firm compared to last year. In spite of this, Net Income was up by 13.9% compared to the first quarter of 2001.

Our Balance Sheet continues to be debt-free, and we continue to leverage out relation with suppliers, increasing payables from 33 days in the first quarter of 2001 to 42 days in the first

quarter of 2002. This has permitted us to accumulate a greater level of cash (up by 147% year on year), and increase investment in inventories, which are now at 45 days compared to 40 days in the same period last year. The purpose of this has been to diminish out-of-stocks and improve response-time to clients, a strategy that has permitted greater flexibility in the marketplace. On the contrary, receivables have remained stable at between 40-42 days, and the level of operating working capital remains at less than 15.0% of sales on an annualized basis. It is worth pointing out that the company's working capital requirements increase to accommodate the seasonal demand in the months of December and January, but by March revert to the more normal level of activity in the cycle.

It is well known that the second and third quarters tend to be the least dynamic in the pharmaceutical industry; nonetheless, Nadro's management expects the trend of improvement in competitive climate and earnings to continue, above all, in the second half of the year.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Nadro
Nadro, S.A. de C.V.

Quarter: 1 Year: 2002

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

Non-consolidated
Final Printing

SUMMARY OF MAIN ACCOUNTING PRINCIPLES

The most important accounting principles followed by the Company, NADRO, S.A. DE C.V., that affect the most important items of the financial statements, which are in accordance with generally accepted accounting principles can be quoted as follows:

(B) Bulletin D-3, Labor Obligations:

The retirement remuneration plan, which includes pensions for retirement, death, incapacity and seniority premium is held in an irrevocable trust managed by Acciones y Valores de México, S.A. de C.V., based on actuarial studies, using the "unitary projected credit method". The legal indemnification is accounted for under the same method, based on actuarial calculations without reserving any fund.

Calculation was made using real rates (net of inflation) for the actuarial calculations of pensions and seniority premiums, and the related assets and liabilities, which are deemed as non-monetary for purposes of application of Bulletin B-10 (Recognition of the Effects of Inflation in the Financial Information), based on Bulletin D-3 (Labor Obligations), both issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.).*

The amount of the previous services and modifications to the plan, as well as the variations in actuarial assumptions and adjustments due to experience based on projected salaries, were calculated by determining the present value of the previous services, on the date the plan was modified, and are being amortized on the basis of the average remaining labor life of those employees who are expected to benefit from the plan.

(C) Preparation basis:

Financial statements have been restated in accordance with the provisions of Bulletin B-10 (Recognition of the Effects of Inflation in the Financial Information) of the Commission of Accounting Principles and its five amendments.

(D) Investments in securities and shares:

Represent investments made by the company in on demand and term deposits and in negotiable instruments.

On demand and term deposits are valued at their acquisition cost, whereas negotiable instruments are valued at their market price.

(E) Inventories:

Inventories are valued at cost, under the First-In-First-Out method (FIFO), which is lower than market value.

(F) Land and equipment:

Properties and equipment are registered at their cost. Modifications and substitutions that do not extend the useful life of the assets are accounted for as expenses for the corresponding accounting period.

(G) Depreciation:

The Company calculates the depreciation of its fixed assets based on their closing balances. Depreciation for the accounting period was calculated according to the straight line method, based on the estimated useful life of the assets, as set forth by appraisals of independent experts.

(H) Recognition of the Effects of Inflation in the Financial Information:

The concepts, methods and criteria related to the recognition of the effects of inflation in the financial statements, following the provisions of Bulletin B-10, issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.*), are summarized below.

Provisions contained in the third document of amendments to Bulletin B-10 require, in general terms, that the figures in the financial statements be expressed in pesos of purchasing power as of the date of the last reported balance sheet, allowing for the comparison between them.

The following are the restated items of the financial statements and the procedures used:

a) Inventories- Inventories were restated at their replacement value.

b) Cost of Sales - The cost of sales is expressed at replacement value, whose result is similar to that obtained by the Last In-First Out (LIFO) inventories valuation method.

c) Properties and Equipment and the cumulative depreciation were restated through adjustment factors derived from the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)*, without exceeding their net sale value.

d) Restatement of Shareholders' Equity - Capital stock accounts, premium for subscription of shares, legal reserve, reinvestment reserve, reserve for acquisition of own shares, retained earnings and the cumulative effect of deferred taxes were restated through adjustment factors, derived from the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor).*

e) Excess (insufficiency) in the Restatement of Stockholders' Equity - This item represents the level at which the company has been or has not been able to maintain the purchasing power of the shareholders' contributions and of the accumulated results, and it results from the addition of the accumulated result of asset monetary position and the accumulated result from the ownership of non-monetary assets.

f) Integral Cost of Financing - It includes the net effect of earned and paid interests, exchange rate fluctuations and the result of monetary position.

The result of monetary position represents the cost or benefit of maintaining monetary assets or liabilities during inflationary periods, given that the face value of such assets and liabilities remains unchanged but their purchasing power is modified and is calculated by applying, at the beginning of every month, the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)* to the net monetary asset or liability, and to the result of monthly monetary position so obtained the index factor from such month to the closing of the fiscal year.

g) Statement of Changes in Financial Position - This statement presents changes in constant pesos, based on the financial situation at the closing of the previous year, restated to pesos at the closing of the current quarter.

(J) Income Tax And Employee Profit Sharing:

As of January 1, 2000, the Company adopted the provisions established in the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Profit Sharing" issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.).*

As a result of the foregoing, in order to recognize deferred Income Taxes, the Company changed its method of recognition from that of partial liability to that of integral assets and liabilities, which compares the accounting and fiscal values of these assets and liabilities, giving rise to temporary differences to which the corresponding tax rate must be applied.

RETANM Value:

	2002	2001
EXCESS OR INSUFFICIENCY	1,230,410	1,072,227
DEFERRED	712,120	712,120
	1,942,530	1,784,347

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 1 1 NO APLICA		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**909**
TOTAL					**909**

NOTES

STOCK EXCHANGE COD **NADRO** QUARTER: **1** YEAR: **2002**

NADRO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	257,193	19,661	237,532	123,986	33,916	327,602
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	82,335	32,931	49,404	34,773	25,021	59,156
OFFICE EQUIPMENT	24,648	8,624	16,024	11,662	8,477	19,209
COMPUTER EQUIPMENT	67,604	43,202	24,402	47,686	44,903	27,185
OTHER	71,046	26,504	44,542	51,343	30,020	65,865
DEPRECIABLES TOTAL	**502,826**	**130,922**	**371,904**	**269,450**	**142,337**	**499,017**
NOT DEPRECIATION ASSETS						
GROUNDS	49,425	0	49,425	50,244	0	99,669
CONSTRUCTIONS IN PROCESS	33,306	0	33,306	0	0	33,306
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**82,731**	**0**	**82,731**	**50,244**	**0**	**132,975**
TOTAL	**585,557**	**130,922**	**454,635**	**319,694**	**142,337**	**631,992**

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
SUPPLIERS																
PROVEEDORES																
VARIOS			1,807,597	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**1,807,597**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			55,855	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**55,855**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			1,863,452	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**
NADRO, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,532,532	3,581,856	(1,049,324)	0.01	(9,686)
FEBRUARY	2,570,434	3,249,944	(679,511)	0.00	437
MARCH	2,642,592	2,895,640	(252,868)	0.01	7,717
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(1,532)**

NOTES

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**
NADRO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
1 1 NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
1 1 NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**
NADRO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACAPULCO, GRO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,894	100
CULIACAN, SIN.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,593	100
CHIHUAHUA, CHI.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,255	100
GUADALAJARA, JAL.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	4,328	100
LEON, GTO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	5,373	100
MERIDA, YUC.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	1,904	100
MEXICALI, B.C.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,396	100
MEXICO, D.F. [IZTAPALAPA]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	8,956	100
MEXICO, D.F. [VALLEJO]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	6,027	100
MONTERREY, N.L.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,656	100
MORELIA, MICH.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,806	100
PUEBLA, PUE.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,264	100
TUXTLA, CHIS.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	3,539	100
VERACRUZ, VER.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,983	100
VILLAHERMOSA, TAB.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA	2,534	100

NOTES

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**
NADRO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **NON CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
1 1 NO APLICA					

NOTES

STOCK EXCHANGE CODE: **NADRO** QUARTER: **1** YEAR: **2002**
NADRO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACEUTICOS		0	0	4,072,622			DIVERSAS FARMACIAS
NO FARMACEUTICOS		0	0	302,778			DIVERSAS FARMACIAS
TOTAL				4,375,400			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

NON CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
1 1 NO APLICA		0	0				
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 316,887

Number of shares Outstanding at the Date of the NFEA: 615,595,680
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 321,228

Number of shares Outstanding at the Date of the NFEA: 615,595,680
(Units)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 615,595,680

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 615,595,680

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	441,709,110	172,784,270		614,493,380	1,018,324	490,942
TOTAL			**441,709,110**	**172,784,270**	**0**	**614,493,380**	**1,018,324**	**490,942**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
614,493,380
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	1,102,300	7.65000	4.19000

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. GUILLERMO PEREZ CEREZO	**C.P. FERNANDO OCAÑA AHEDO**
DIRECTOR GRAL. ADJUNTO CORPORATIVO	**DIRETOR DE CONTRALORIA CORPORATIVA**

MEXICO, D.F., AT APRIL 30 OF 2002

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 30/04/2002 11:36**

General Information About The Company

Corporate Name:	Nadro, S.A. de C.V.
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext. 1633
E-mail:	contralor@compuserve.com.mx
Internet Address:	http:/www.nadro.com.mx

Fiscal Information About The Company

Company Tax Code:	NAD901023GRA
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District

Payment Officer

Name:	C.P. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633

Chief Executive Officer

Title MSE:	Chairman of the Board of Directors
Title:	Chairman of the Board of Directors
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 30/04/2002 11:36**

Title MSE:	Chief Executive Officer
Title:	Chief Executive Officer
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Chief Financial Officer
Title:	Chief Financial Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Quarterly Information
Title:	Corporate Controller
Name:	Mr. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Second Party Responsible for Quarterly Financial Information
Title:	Corporate Treasurer
Name:	Mr. Jorge Cazares Zenteno
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 30/04/2002 11:36**

Title MSE:	Director of Legal Department
Title:	Resident Attorney
Name:	Mr. Hector Moreno Limon
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Secretary of the Board of Directors
Title:	Secretary of the Board of Directors
Name:	Mr. Pablo Suinaga Lanz Duret
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Assistant Secretary of the Board of Directors
Title:	Assistant Secretary of the Board of Directors
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Information to Stockholders
Title:	Head of Investor Relations
Name:	Mr. Alfredo Romero Ceceña
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 30/04/2002 11:36**

Title MSE:	Party Authorized to send Information through EMISNET
Title:	Chairman of the Board
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Authorized to send Relevant Information through EMISNET
Title:	Assistant Chief Executive Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx